Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

January 03, 2011

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           The Wise Sales, Inc.
Registration Statement on Form S-1
Filed May 4, 2009 and amended on January 21, 2010, February 22, 2010 and October 25, 2010
File No. 333-158966

Dear Mr. Owings:

We have reviewed your comments dated November 19, 2010 pertaining to our filing and have the following comments. The page references are to the S-1 that was filed on October 25, 2010.

Dilution (page 19)

Question 1: The reference to the year 2009 has been changed to 2010. As we have updated the interim financial disclosures to replace the financial statements for the six months ended June 30, 2010 with the financial statements for the nine months ended September 30, 2010, all of the calculations in this section have been updated.

Question 2: The calculations have been updated and the methodology documented below.
	Net
	Tangible
	Book Value
Net book value per share before offering
($28,526 divided by 6,000,000 shares)	-$28,526	-$0.0048

Net proceeds from offering of 9,000,000
common shares ($30,000 less $4,000)	$26,000

Adjusted net book value per share after
offering ($2,526 divided by 9,000,000
shares)	-$2,526	-$0.0003

Net increase to original shareholder
(-$.0048 minus -$.0003)		$0.0045

Net decrease to new shareholders
(-$.0003 minus $.01)		-$0.0103

Percentage loss to new investors
($.01 minus $.0003 divided by $.01)		102.81%

Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 25)

Question 3: In response to your comment, we have changed the references to comply with the new accounting standards.

Changes in and Disagreements with Accountants on Accounting and Financial Issues (page 29)

Question 4: The disclosures related to Moore & Associates, Chartered and Seale and beers, CPAs have been revised and extended.

Financial Disclosure (page 29)

Question 5: We have correctly identified the dates of the audited financial statements contained in the filing.

Report of Independent Registered Public Accounting Firm (page F-2)

Question 6: We have replaced the erroneously dated report with the correctly dated report.

Financial Statements for the Year Ended December 31, 2009 (page F-3)

Notes to Consolidated Financial Statements (page F-7)

Note 3 – Capital Stock (page F-10)

Question 7: We have revised the disclosure in the Capital Stock footnote to describe the methodology by which we determined the fair value of the stock issued as compensation to Mr. Wise. The company did not retain a valuation specialist to value the company as there was no activity other than issuing stock at par to its founder as compensation for founding it.

Financial Statements for the Period Ended June 30, 2010 (page F-10)

Notes to Consolidated Financial Statements (page F-14)

Note 2 – Summary of Significant Accounting Policies (page F-14)

Question 8: We have expanded the disclosure to Note 2, subheading “Basis of Presentation” to include the following: “In the opinion of management, all adjustments which are necessary to a fair statement of the results for the interim period presented are of a normal recurring nature and have been made.”

Note 7 – Subsequent Events (page 16)

Question 9: The financial statements for the six month period ended June 30, 2010 have been replaced by the financial statements for the nine month period ended September 30, 2010 and the subsequent Events disclosure has been expanded.

Exhibit 5, Opinion of Joseph L. Pittera, Esq

Question 10: We have reviewed your comments to our previous opinion and have made the necessary adjustments.

Sincerely,

/S/ Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone: (310) 328-3588
Facsimile Number: (310) 328-3063